

February 4, 2014

<u>Via E-mail</u>
Gervais Pellissier
Chief Executive Officer and Chief Financial Officer
Orange
78 rue Olivier de Serres
75015 Paris
France

   Re: **Orange**
       Form 20-F for the Fiscal Year Ended December 31, 2012
       Filed April 12, 2013
       File No. 1-14712

Dear Mr. Pellissier:

   We refer you to our comment letters dated December 9, 2013 and January 9, 2014 regarding business contacts with Syria, Sudan, Cuba and Iran. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                   Sincerely,

                   /s/ Cecilia Blye

                   Cecilia Blye, Chief
                   Office of Global Security Risk

cc: Nicolas Guérin, Legal Director
    Orange

    Larry Spirgel
    Assistant Director
    Division of Corporation Finance